

December 30, 2021

Scott Silverman
Chief Executive Officer and Chief Financial Officer
C-Bond Systems, Inc.
6035 South Loop East
Houston, TX 77033

> **Re: C-Bond Systems, Inc.**
> **Form 10-Q for the Quarterly Period Ended September 30, 2021**
> **Filed November 15, 2021**
> **File No. 000-53029**

Dear Scott Silverman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

<u>Form 10-Q for the Quarterly Period Ended September 30, 2021</u>

<u>Note 3 - ACQUISITION OF MOBILE TINT LLC, page 11</u>

1. We note that you closed on your acquisition of Mobile Tint LLC on July 22, 2021. Please tell us how you determined that audited financial statements of Mobile Tint LLC were not required along with pro forma financial information. We refer you to Rules 8-04 and 8-05 of Regulation S-X.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Babette Cooper, Staff Accountant, 202-551-3396 or Robert Telewicz, Accounting Branch Chief, at 202-551-3438 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction